September 9, 2024

Michael A. Shriner
President and Chief Executive Officer
BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, NJ 07002

       Re: BCB Bancorp, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 15, 2024
           File No. 000-50275
Dear Michael A. Shriner:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 37

1.     Please clarify the reference to the NASDAQ Composite Index in footnote
(4) to the pay
       versus performance table, given that we do not see any related data in the table and Item
       402(v)(8) of Regulation S-K specifically permits smaller reporting companies to exclude peer group disclosure. Also, we are unable to locate the referenced table below the footnote, although we do see that you have included a graph showing the NASDAQ
       Composite Index. If you choose to include information in your Item 402(v) of Regulation
       S-K disclosure beyond that which is required, please ensure that any additional disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-
       95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section
II.F.3. Please
       also note that the peer group used to satisfy Item 402(v)(2)(iv) of Regulation S-K must be the same peer group used by registrants pursuant to either Item 201(e)(1)(ii) or Item
 September 9, 2024
Page 2

       402(b) of Regulation S-K.
2. We note the graph on page 39 showing the relationship between compensation actually paid to your PEO, the average compensation actually paid to your Non-PEO NEOs and your cumulative total shareholder return. It appears, however, that you have not provided a description of the relationship between compensation actually paid and net income, as required by Item 402(v)(5)(ii) of Regulation S-K. In future filings, please provide the required disclosure. Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.
3. Please ensure that the descriptions and legends accompanying the relationship disclosure on page 39 clearly describe the information that appears in the graph. Specifically, the paragraph above the graph does not reference the supplemental total shareholder return information for the S&P US BMI Banks Index or the NASDAQ Composite Index. Also,
       if you choose to include information in your disclosure beyond that which is required by
       Item 402(v) of Regulation S-K, please ensure that any such additional disclosure is identified in accordance with the guidance set forth in comment 1 above.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Disclosure
Review Program